Exhibit 99.1

News Release

Stantec acquires JDA MacKenzie Architects
Stantec continues to grow architectural practice in Atlantic Canada

EDMONTON, AB; NEW YORK, NY (November 4, 2013) TSX, NYSE:STN

North American design firm Stantec announced today that it has acquired Halifax-based JDA MacKenzie Architects.

“With the JDA MacKenzie team joining Stantec, we continue to strengthen our architecture presence in Atlantic Canada,” says Leonard Castro, Stantec’s buildings leader for Canada. “JDA MacKenzie is a great complement to the practice we have built in the region over the last two years.”

Founded in 1982, JDA MacKenzie’s 24 staff provide full architectural services to clients in the healthcare, public safety, commercial, and industrial sectors. The firm has designed a diverse range of projects, including

•	the Sanofi Pasteur Vaccination Challenge Unit – the first of its kind in Canada – in Halifax, Nova Scotia,

•	the new K-12 School for Wagmatcook First Nation, Nova Scotia,

•	the 5,100sm Yarmouth Justice Centre in Yarmouth, Nova Scotia,

•	the $18.6 million upper year student residence at St. Francis Xavier University in Antigonish, Nova Scotia,

•	and the 750-seat St. Benedict Roman Catholic Church, Halifax, Nova Scotia.

“We share the same values and goals as Stantec: A dedication to excellence and strong client relationships,” says JDA MacKenzie senior partner Paul Frank. “Stantec’s architectural presence in Nova Scotia signals a strong vision for architecture in Atlantic Canada and we are excited to contribute to that vision.”

Stantec employs almost 1000 staff across 14 offices in Atlantic Canada, including more than 350 staff in three offices in Nova Scotia. Since 2011, Stantec acquired PHB Architects and QuadraTec Engineers in Newfoundland Labrador, and Architecture 2000 in New Brunswick, signaling a strong commitment to building an integrated architecture and engineering practice in the region.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 specialists working in over 200 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Media Contact Rachel Sa Stantec Media Relations Ph: (416) 598-5699 rachel.sa@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com	JDA Contact Paul Frank Senior Partner Ph: (902) 422-3000 pfrank@jdaarchitects.ca

Design with community in mind